                           Filed by: Dorchester Hugoton, Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933 Commission File No. 0-10697
                           Subject Company: Dorchester Hugoton, Ltd.



The following is the text of Item 5 of the Form 8-K of Dorchester Hugoton, Ltd. dated July 31, 2001, as filed with the Securities and Exchange Commission on August 2, 2001.

     Dorchester Hugoton, Ltd., Republic Royalty Company and Spinnaker Royalty Company, L.P. have entered into a letter of intent that contemplates a combination of their businesses and/or properties, in a non-taxable transaction, into a new publicly traded limited partnership. With limited exceptions, the letter of intent is non-binding, and the transaction is subject to the negotiation and execution of a definitive agreement.

     The contemplated transaction is summarized in (i) Dorchester Hugoton, Ltd.'s press release dated August 2, 2001, a copy of which is filed as Exhibit
99.1 hereto and incorporated by reference in response to this Item, and (ii) the letter of intent executed by the parties on July 31, 2001, a copy of which is filed as Exhibit 2.1 hereto and incorporated by reference in response to this Item.


     THE FOREGOING DOES NOT CONSTITUTE AN OFFER TO BUY, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES. THE SECURITIES TO BE OFFERED IN CONNECTION WITH THE PROPOSED TRANSACTION WILL BE OFFERED ONLY PURSUANT TO A PROSPECTUS/PROXY STATEMENT INCLUDED IN A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

     ALL DORCHESTER HUGOTON UNITHOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE PROSPECTUS/PROXY STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION/RECOMMENDATIONS THAT WILL BE PROVIDED TO EACH UNITHOLDER REQUESTING SUCH UNITHOLDER'S VOTE, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. A COPY OF THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS, WHEN FINALIZED, WILL BE MAILED TO DORCHESTER HUGOTON UNITHOLDERS AND WILL BE AVAILABLE FROM DORCHESTER HUGOTON ON REQUEST. THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS WILL ALSO BE AVAILABLE ON THE INTERNET AT THE SECURITIES AND EXCHANGE COMMISSION'S WORLD WIDE WEB SITE AT HTTP://WWW.SEC.GOV.

     Dorchester Hugoton and its General Partners, and their respective directors and/or officers, as applicable, may be deemed under the Rules of the Securities and Exchange Commission to be "participants in the solicitation" of proxies from the security holders of Dorchester Hugoton in favor of the transaction. SECURITY HOLDERS OF DORCHESTER HUGOTON MAY OBTAIN INFORMATION REGARDING THE INTERESTS OF THE "PARTICIPANTS IN THE SOLICITATION" BY READING THE PROSPECTUS/PROXY STATEMENT RELATING TO THE TRANSACTION WHEN IT BECOMES AVAILABLE.

The following is the text of the letter of intent executed by Dorchester Hugoton, Ltd. on July 31, 2001 and filed with the Securities and Exchange Commission on August 2, 2001 as an exhibit to Form 8-K.

     THE FOLLOWING DOCUMENT DOES NOT CONSTITUTE AN OFFER TO BUY, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES. THE SECURITIES TO BE OFFERED IN CONNECTION WITH THE PROPOSED TRANSACTION WILL BE OFFERED ONLY PURSUANT TO A PROSPECTUS/PROXY STATEMENT INCLUDED IN A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

     ALL DORCHESTER HUGOTON UNITHOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE PROSPECTUS/PROXY STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION/RECOMMENDATIONS THAT WILL BE PROVIDED TO EACH UNITHOLDER REQUESTING SUCH UNITHOLDER'S VOTE, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. A COPY OF THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS, WHEN FINALIZED, WILL BE MAILED TO DORCHESTER HUGOTON UNITHOLDERS AND WILL BE AVAILABLE FROM DORCHESTER HUGOTON ON REQUEST. THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS WILL ALSO BE AVAILABLE ON THE INTERNET AT THE SECURITIES AND EXCHANGE COMMISSION'S WORLD WIDE WEB SITE AT HTTP://WWW.SEC.GOV.

     Dorchester Hugoton and its General Partners, and their respective directors and/or officers, as applicable, may be deemed under the Rules of the Securities and Exchange Commission to be "participants in the solicitation" of proxies from the security holders of Dorchester Hugoton in favor of the transaction. SECURITY HOLDERS OF DORCHESTER HUGOTON MAY OBTAIN INFORMATION REGARDING THE INTERESTS OF THE "PARTICIPANTS IN THE SOLICITATION" BY READING THE PROSPECTUS/PROXY STATEMENT RELATING TO THE TRANSACTION WHEN IT BECOMES AVAILABLE.

                                LETTER OF INTENT

     This Letter of Intent will serve to confirm the discussions among representatives of Dorchester Hugoton, Ltd., a Texas limited partnership, Republic Royalty Company, a Texas general partnership and Spinnaker Royalty Company, L.P., a Texas limited partnership with respect to the formation of a new publicly traded limited partnership.

     Except as specifically set forth below, this Letter of Intent shall not be binding upon the parties hereto. It is contemplated that as soon as practicable after the date hereof, the parties will proceed with the negotiation of a definitive agreement or agreements (collectively, the "Definitive Agreement") embodying the terms and conditions set forth below and other terms and conditions upon which the parties shall mutually agree:

A. The Combination. Dorchester Hugoton, Ltd., Republic Royalty Company, Spinnaker Royalty Company, L.P. will combine their businesses and/or properties, in a non-taxable transaction (the "Transaction"), into a new publicly traded limited partnership ("XYZ Royalty, Ltd."), interests in which will be issued in the following proportions:

                  Dorchester Hugoton, Ltd. - 39%;

                  Republic Royalty Company - 41%; and

                  Spinnaker Royalty Company, L.P. - 20%.

     1. Method of Combination. The Transaction will be effected by means of the following steps:

          a. Organization of New Entities. The parties will cause XYZ Royalty, Ltd. to be formed as a Delaware limited partnership. The parties will cause XYZ General Partner LLC to be formed as a limited liability company under the laws of Delaware to act as the general partner of XYZ Royalty, Ltd. (the "General Partner"). The General Partner will cause XYZ Operating LLC to be formed as a limited liability company under the laws of Delaware to act as an operating subsidiary of the General Partner to provide services to XYZ Royalty, Ltd. and to own working interests and other properties that are not within the investment objectives of XYZ Royalty, Ltd. ("Operating Subsidiary"). The General Partner will have a 100% ownership interest in Operating Subsidiary.

          b. Creation of Dorchester Net Profits Interest. Because of the investment objectives of XYZ Royalty, Ltd. as described in paragraph
          B.2 below, Dorchester Hugoton, Ltd. will sell all of its working interests (which as used herein include minor non-working interests) in oil and gas properties to Operating Subsidiary, in exchange for retention of a 96.97% net profits interest in the working interests so conveyed to Operating Subsidiary. Operating Subsidiary will assume all the obligations of a working interest owner with respect to such properties.

          c. Sale of Dorchester Hugoton Net Profits Interest to XYZ Royalty, Ltd. Dorchester Hugoton, Ltd. will convey such 96.97% net profits interest and all other assets (other than cash to be distributed to its unitholders, including proceeds of sales of marketable securities) to XYZ Royalty, Ltd. in exchange for a number of units of limited partnership interest in XYZ Royalty, Ltd. ("LP Units") which initially represent a 39% interest in the partnership, and the assumption of the obligations and liabilities of Dorchester Hugoton, Ltd. by XYZ Royalty, Ltd.

          d. Liquidation of Dorchester Hugoton, Ltd. After approval by the unitholders of Dorchester Hugoton, Ltd. of the Transaction and the satisfaction or waiver of all other conditions for the consummation of the Transaction, Dorchester Hugoton, Ltd. shall (i) make all required payments under its severance plan and (ii) distribute to its partners all cash (including cash from the prior sale of Exxon stock) not needed for severance costs, merger costs, working capital, and any known obligations for which payments by Dorchester Hugoton, Ltd. may be necessary (including, without limitation, payments to dissenting unitholders, if any). Following the consummation of the elements of the Transaction contemplated by the other subparagraphs of this paragraph A.1, Dorchester Hugoton, Ltd. will be liquidated, its assets, including the LP Units, will be distributed to the unitholders (99%) and general partners (1%) of Dorchester Hugoton, Ltd., and Dorchester Hugoton, Ltd. will be dissolved.

          e. Contribution of Net Profits Interests to Republic Royalty Company. The parties acknowledge that Republic Royalty Company's properties are burdened by a Net Profits Interest which is owned in undivided proportions by eight entities (the "NPI Owners"). Prior to the consummation of the step contemplated in paragraph A.1.f, the NPI Owners will contribute their Net Profits Interests to Republic Royalty Company. Simultaneous with this contribution of the Net Profits Interests, Republic Royalty Company will reorganize as a limited partnership and the NPI Owners will receive limited partnership interests in exchange for said contribution. The current general partners of Republic Royalty Company will each receive general partner interests, and said general partners and the NPI Owners will each receive limited partnership interests, in the reorganized Republic Royalty Company, each in as yet to be determined percentages, which shall be determined prior to execution of the Definitive Agreement.

          f. Merger of Republic Royalty Company with XYZ Royalty, Ltd. Republic Royalty Company will merge with and into XYZ Royalty, Ltd., with (i) its limited partners collectively receiving LP Units constituting a portion of the 41% interest allocated to Republic Royalty Company's partners and (ii) its general partners collectively receiving a general partnership interest in XYZ Royalty, Ltd. representing a 4% interest in the capital and profits of XYZ Royalty, Ltd. relating solely to the assets previously owned by Republic Royalty Company. Prior to the merger all cash not needed for merger costs, working capital, and any known obligations for which payments by Republic Royalty Company may be necessary (including, without limitation, payments to dissenting limited partners, if any) will be distributed to the partners of Republic Royalty Company in proportion to their interests.

          g. Merger of Spinnaker with XYZ Royalty, Ltd. Spinnaker Royalty Company, L.P. will merge with and into XYZ Royalty, Ltd., with (i) its limited partners collectively receiving LP Units constituting a portion of the 20% interest allocated to Spinnaker Royalty Company's partners and (ii) its general partners collectively receiving a general partnership interest in XYZ Royalty, Ltd. representing a 4% interest in the capital and profits of XYZ Royalty, Ltd. relating solely to the assets previously owned by Spinnaker Royalty Company. Prior to the merger, all cash not needed for merger costs, working capital, and any known obligations for which payments by Spinnaker Royalty Company, L.P. may be necessary (including, without limitation, payments to dissenting limited partners, if any) will be distributed to the partners of Spinnaker Royalty Company, L.P. in proportion to their interests.

          h. Contribution of Partnership Interests and LP Units to General Partner. The general partners of each of Republic Royalty Company and Spinnaker Royalty Company, L.P. will contribute the general partner interests in XYZ Royalty, Ltd. they receive as a result of the mergers described above to the General Partner in exchange for the member interests in the General Partner described below. The general partners of Dorchester Hugoton, Ltd. will contribute the LP Units they receive as a result of the liquidation of Dorchester Hugoton, Ltd. to the General Partner in exchange for the member interests in the General Partner described below. The LP Units so contributed will then be converted into a general partner interest in XYZ Royalty, Ltd. constituting a 1% interest in the capital and profits of XYZ Royalty, Ltd. relating solely to the assets conveyed to the partnership by Dorchester Hugoton, Ltd.

          i. Resulting Ownership in XYZ Royalty, Ltd. Upon completion of the steps described above, (i) the General Partner will then own a general partner interest in XYZ Royalty, Ltd. constituting a 1% interest in the capital and profits of XYZ Royalty, Ltd. relating solely to the assets conveyed to the partnership by Dorchester Hugoton, Ltd. and a 4% interest in the profits of XYZ Royalty, Ltd. relating to its other assets, and (ii) the holders of LP Units ("LP Unitholders") will then own LP Units constituting the balance of the partnership interests in XYZ Royalty, Ltd. in the following proportions:

               LP Units held by former unitholders in
               Dorchester Hugoton, Ltd.                             39.73%
               LP Units held by former limited partners of
               Republic Royalty Company                             40.51%
               LP Units held by former limited partners of
               Spinnaker Royalty Company, L.P.                      19.76%

     2. Distribution of Pre-Transaction Net Profits and Other Payments. All cash receipts and disbursements actually received or paid by the parties prior to the consummation of the combination shall be for the account of the party which receives such cash or pays such disbursement. The parties agree that all invoices, billings and charges received prior to the consummation of the transaction (and other undisputed obligations for which any party actually receives notice) will be promptly paid by such party. Thereafter, all amounts actually received by the parties and/or XYZ Royalty, Ltd., and all invoices, billings and charges actually received by the parties and XYZ Royalty, Ltd. shall be for the account of XYZ Royalty, Ltd., regardless of whether the time period during which the event giving rise to such cash receipt or obligation occurred before or after the date on which the transaction was consummated. The parties will agree to maintain normal business practices for the period prior to consummation of the transaction, except as otherwise provided in the Definitive Agreement.

     3. Tax Matters. The parties intend that the Transaction not result in the recognition of any taxable income or gain by the unitholders and/or partners of Dorchester Hugoton, Ltd., Republic Royalty Company and Spinnaker Royalty Company, L.P. and/or the NPI Owners. XYZ Royalty, Ltd. will make an election under Section 754 of the Internal Revenue Code of 1986, as amended. The parties will consult with the accounting firm selected to prepare tax filings for XYZ Royalty, Ltd. to establish a system for reporting the taxable items of XYZ Royalty, Ltd. to the LP Unitholders and for providing purchasers of LP Units in the public market with the benefit of the Section 754 election.

     4. Securities Matters. The issuance of LP Units in the Transaction to the unitholders and general partners of Dorchester Hugoton, Ltd. and the partners of Republic Royalty Company and Spinnaker Royalty Company, L.P. will be registered under the Securities Act of 1933, as amended (the "Securities Act"). The LP Units will be publicly-traded on a national securities exchange or Nasdaq. Management group and major LP Unitholders will be required to execute lock-up agreements limiting the sale of their LP Units for a period of 180 days. Registration rights regarding LP Units issued to certain affiliates and major LP Unitholders may be negotiated.

     5. Transaction Costs. Upon successful completion of the Transaction, XYZ Royalty, Ltd. will pay all transaction costs of the parties incurred after such completion. Transaction costs both prior to successful completion and if the Transaction is not completed shall be paid by the subject partnership incurring such costs except common transaction costs (e.g. printing, pro forma accounting, filing fees, etc.) incurred after the date of this Letter of Intent which shall be borne in the following proportions:

                   Dorchester Hugoton, Ltd.                  39%
                   Republic Royalty Company                  41%
                   Spinnaker Royalty Company, L.P.           20%

B.   XYZ Royalty, Ltd.

     1. Ownership. The General Partner will have one General Partnership Unit, which will represent a 1% partnership interest and sharing percentage solely in those properties acquired by XYZ Royalty, Ltd. from Dorchester Hugoton, Ltd. and a 4% partnership interest and sharing percentage in all other properties. (The General Partner will also hold a 100% ownership interest in the Operating Subsidiary, which will own a 100% working interest in the properties acquired from Dorchester Hugoton, Ltd., subject to the 96.97% net profits interest as contemplated by paragraph A.1.b above.) The LP Unitholders will have LP Units constituting the balance of the partnership interests in XYZ Royalty, Ltd. The Partnership Agreement will generally authorize XYZ Royalty, Ltd. to issue an unlimited number of additional LP Units for such consideration and on such terms and conditions as shall be established by the General Partner without the approval of holders of the LP Units. However, XYZ Royalty, Ltd. may not issue LP Units representing more than 20% of the LP Units on a post issuance basis in a single transaction or group of related transactions without the approval of a majority of the LP Unitholders.

     2. Business Plan. The business plan of XYZ Royalty, Ltd. will be to own the properties acquired from Dorchester Hugoton, Ltd., Republic Royalty Company and Spinnaker Royalty Company, L.P. and any other properties acquired by XYZ Royalty, Ltd. and to distribute all Partnership net cash flow to holders of the LP Units and the General Partner according to their respective interests. All cash flow, less the amount needed to pay costs and establish a reasonable reserve, will be distributed no less frequently than quarterly by XYZ Royalty, Ltd. No debt other than trade debt will be incurred. An objective of XYZ Royalty, Ltd. will be to avoid unrelated business taxable income for Federal Income Tax purposes.

     3. Future Acquisitions. The General Partner will actively pursue additional oil and gas interests if they are strategically important to the ownership and operation of the properties acquired from Dorchester Hugoton, Ltd. and if such oil and gas interests are located within one mile of the properties previously owned by Dorchester Hugoton, Ltd. (the "Designated Area") or as a package include properties that are located within the Designated Area (provided such properties are not insignificant in relation to the entire package). The restriction of acquisitions to properties located in the Designated Area may be modified by amendment of the Limited Partnership Agreement upon majority approval of the LP Unitholders and consent of the General Partner. Such properties may be acquired only:

     (i) in exchange for additional LP Units of XYZ Royalty, Ltd. (subject to the limitations described above), or

     (ii) in exchange for cash, if the aggregate cost of any such oil and gas interests (including acquisition expenses) acquired during any 12-month period is equal to or less than 10% of XYZ Royalty, Ltd.'s prior 12 month net cash flow.

     The General Partner and its affiliates shall enter into a Business Opportunities Agreement with XYZ Royalty, Ltd. and shall agree to offer XYZ Royalty, Ltd. the opportunity to purchase at their cost any oil and gas net profits interests, mineral or royalty interests which are located within the Designated Area or as a package include properties that are located within the Designated Area (provided such properties are not insignificant in relation to the entire package). XYZ Royalty, Ltd. shall renounce any business opportunities outside of the Designated Area and shall agree that the General Partner and its members and/or its or their affiliates shall not be restricted from pursuing and engaging in business opportunities by virtue of the relationship between the General Partner and XYZ Royalty Ltd., or otherwise, (i) to the extent they involve oil and gas interests that are outside the Designated Area or if XYZ Royalty, Ltd. (based upon the decision of the independent managers of the General Partner) declines to pursue such opportunities or (ii) if other specified standards of separate conduct of business are met. The General Partner and its affiliates will bring to the attention of the managers of the General Partner for evaluation for possible acquisition by XYZ Royalty, Ltd. any acquisition opportunity relating to properties (or entities holding properties) that is (or can, as contemplated by the following paragraph, be made) consistent with the investment objectives of XYZ Royalty, Ltd. if and only if (i) such acquisition reasonably could be expected to have a value in excess of 10% of the then market capitalization of XYZ Royalty, Ltd., and (ii) it reasonably appears that such an acquisition could be effected using LP Units. The General Partner and its affiliates will be under no obligation to bring to the attention of the managers or any one else any opportunities to acquire properties located outside the Designated Area on any basis other than by the issuance of LP Units. The General Partner may, but will not be obligated to pursue other business opportunities in behalf of XYZ Royalty, Ltd. if, in the General Partner's sole judgment, such opportunities are complementary to XYZ Royalty, Ltd.'s objectives and if such opportunities may be consummated upon the issuance of LP Units, subject to the limitations described above in B.1.

     XYZ Royalty, Ltd. will have the flexibility in the future to assign working interests (including those acquired in any consummated acquisition or through participation elections) to the Operating Subsidiary and retain a royalty or net profits interest, on terms deemed appropriate and in the best interests of XYZ Royalty, Ltd., in the discretion of the General Partner.

     4. Management. The General Partner will have full authority to manage XYZ Royalty, Ltd., subject to the voting rights of the LP Unitholders and the other restrictions upon the authority of the General Partner to be contained in the Partnership Agreement of XYZ Royalty, Ltd.

          a. No Management Fee; Expenses. The General Partner, directly and/or through the Operating Subsidiary, will manage and operate XYZ Royalty, Ltd.'s business without management fees or compensation but will be reimbursed for all reasonable and allocable direct and indirect costs and expenses of such management and operation. A portion of those reimbursements shall be limited annually to 5% of Net Cash Flow for the previous 12 months. The amount by which the 5% limit exceeds the actual reimbursement may be used at any time in the subsequent three years to increase the 5% limit.

          b. Expenses subject to the 5% limit ("Management Expenses") will mean expenses of the General Partner (including those charged by Operating Subsidiary under its Service Agreement to be entered into with XYZ Royalty, Ltd.) or its affiliates incurred on behalf of XYZ Royalty, Ltd., including wages, salaries, incentive compensation and the cost of employee benefit plans paid or provided to employees and officers which are properly allocated to XYZ Royalty, Ltd. and all other necessary or appropriate expenses allocable to XYZ Royalty, Ltd.; provided, however, that Management Expenses shall not include Direct Expenses or WI Expenses.

               "Direct Expenses" means expenses which are properly paid directly from XYZ Royalty, Ltd., including professional (e.g. audit, tax, legal, engineering) and regulatory fees and expenses, ad valorem taxes, severance, taxes, and the fees of independent managers of the General Partner.

               "WI Expenses" means all working interest expenses of operating the properties contributed by Dorchester Hugoton, Ltd. (and any other working interest properties owned by XYZ Royalty, Ltd. or with respect to which XYZ Royalty, Ltd. has retained a net profits interest) which are charged against gross revenues under net profits interest agreements in place between XYZ Royalty, Ltd. and Operating Subsidiary.

               "Net Cash Flow" for purposes of determining the cap on Management Expenses shall be the cash flow before deduction of Direct Expenses and Management Expenses.

     5. LP Unitholder Voting Rights. LP Unitholders shall have the rights to vote and with respect to the removal of the General Partner as required by Nasdaq or securities exchange rules (as applicable) and such other voting rights or restrictions on voting rights as mutually agreed upon by the parties. Any person or group (other than the General Partner and its affiliates or a direct transferee of the General Partner or its affiliates) that acquires beneficial ownership of 20% or more of the LP Units will lose its voting rights with respect to all of its LP Units.

     6. Withdrawal or Removal of General Partner. The General Partner will agree not to withdraw voluntarily as general partner of XYZ Royalty, Ltd. or to transfer its general partner interest in XYZ Royalty, Ltd. (other than to a subsidiary or affiliate or as part of a merger, consolidation or sale of substantially all of the General Partner's assets) prior to December 31, 2010 without obtaining the approval of the holders of a majority of the outstanding LP Units, excluding LP Units held by the General Partner and its affiliates. Should the General Partner be removed or withdraw, it shall sell or surrender to the successor general partner or to XYZ Royalty, Ltd. its general partner interest in XYZ

     Royalty, Ltd. and be compensated for such general partnership interest by cash or LP Units based on fair market value or mutual agreement. In addition, if the General Partner is removed or withdraws for any reason, any successor general partner must purchase, and the General Partner must sell, either (1) all of the equity interests in the Operating Subsidiary or
     (2) all of the assets of the Operating Subsidiary. The purchase price shall be fair market value, determined by mutual agreement or independent investment banking firm or expert.

     7. Location. XYZ Royalty, Ltd.'s principal office shall be at 3738 Oak Lawn Avenue, Dallas, Texas. XYZ Royalty, Ltd. may maintain additional offices as needed.

C.   The General Partner.

     1. Ownership. The General Partner shall initially have the following members with the following initial interests in the General Partner:

                                    Capital      Profits
     Name                           Interest     Interest    Designated Manager
     -----------------------------  --------     --------    -------------------
     Vaughn Petroleum, Ltd.          28.98%        20.5%     To be determined

     SAM Partners, Inc.              28.98%        20.5%     H.C. Allen, Jr.

     Smith Allen Oil & Gas, Inc.     28.26%        20.0%     Wm. Casey McManemin

     Subsidiary of P.A. Peak, Inc.    6.89%        19.5%     Preston A. Peak

     James E. Raley, Inc.             6.89%        19.5%     James E. Raley

     In general, profits, losses and distributions will be shared by the members of the General Partner in proportion to their profits interests. The allocation provisions will contain a catch up provision allocating gain disproportionately to Subsidiary of P.A. Peak, Inc. and James E. Raley, Inc. upon a sale or liquidation event to cause their capital accounts to equal their profits percentages. Generally, action by the members shall be by majority vote of the members entitled to vote conducted on a per capita basis (hereinafter "majority vote"). Certain actions of the members shall require greater than a majority vote and/or approval.

     2. Managers. The management of the General Partner shall be by committees of managers, including an audit committee composed of independent managers. Generally, action by a committee of managers shall be by majority vote of the members thereof. Certain actions of the managers shall require greater than a majority vote and/or approval of the independent managers. Tie votes are not a majority. The managers of the General Partner shall consist of one representative designated by each of the members of the General Partner plus a number of independent term-specified independent managers as required by Nasdaq or securities exchange (as applicable) governance rules and audit committee rules, selected by majority vote of the members, except that during the first two years, Subsidiary of P.A. Peak, Inc. and James E. Raley, Inc. shall collectively have the right to select one such independent manager. The independent managers shall serve only on the audit committee and those other committees required by Nasdaq or securities exchange (as applicable) governance and audit committee rules or deemed advisable by the members. Upon a change in control of any member (as separately defined for each member), such member will lose its right to designate managers and to vote on independent managers' selection (and such right may be exercised by the other members by majority vote), unless the other members consent. Such member incurring a change in control will retain its right to vote on all matters requiring approval of the members, specifically including votes that in any way could affect such member's capital or profits interest. During the first two years, major changes regarding the properties or operations formerly owned or conducted by Dorchester Hugoton, Ltd., such as personnel, sale of interests or assets, marketing, lessee/lessor relations, or outsourcing of functions, shall require the approval of a manager representing Subsidiary of P.A. Peak, Inc. or James E. Raley, Inc. No two or more members shall designate the same representative to serve as a manager. The initial managers, other than the independent managers, are those set forth in paragraph C.1.

     3. Officers. Except as otherwise directed by the managers, the day-to-day operations of the General Partner will be managed by officers selected by the members. Initially, the officers shall be:

     CEO               Casey McManemin
     COO               Jim Raley
     CFO               Pete Allen

     The General Partner will have no employees other than officers. There will be no incentive plan or employee compensation at the General Partner level.

     4. Transfers of Member Interests. Transfers of members' interests to another member (other than transfers to family or affiliates) shall be prohibited without the consent of a majority of the members. Transfers of members' interests to a non-member (other than transfers to family or affiliates) shall be prohibited without the consent of a majority of the members not involved in the transfer. Transfers of members' interests to family or affiliates can occur without consent of the members. In addition to such consent requirement, other members will have pro-rata rights of first refusal to purchase interests proposed to be transferred (other than to family or affiliates). Tag-along rights, pre-emptive rights and other rights and restrictions relating to the ownership or transfer of interests in the General Partner will be negotiated by the parties. The parties recognize that a transfer to another member of one member's interest will thereafter result in a merger of the voting rights of the transferor and transferee members and a reduction in the number of the members having voting rights by one, with each remaining member having one vote.

     5. Succession Plan Prior to the date that less than three of the members listed in paragraph C.1 own interests in the General Partner, the members shall establish a succession plan that provides for the persons actually directing and in charge of management to become principals of the General Partner.

D.   The Operating Subsidiary.

     1. Purpose. The Operating Subsidiary will hold properties that are outside the investment objectives of XYZ Royalty, Ltd., and the LP Unitholders of XYZ Royalty, Ltd. shall have no interest in such properties. The Operating Subsidiary shall provide day-to-day operational support and services to the General Partner and to XYZ Royalty, Ltd., such as accounting, land, tax, etc., pursuant to a Services Agreement to be entered into with XYZ Royalty, Ltd., the terms of which are to be negotiated but are contemplated to include the reimbursement of all actual and reasonable costs incurred in the performance of such services.

     2. Ownership and Management. The Operating Subsidiary will be a limited liability company whose sole member will be the General Partner. The Operating Subsidiary will be member managed. It will have officers who will provide the day-to-day management of the Operating Subsidiary. The officers will be elected by the member, and will initially consist of:

               CEO -  Casey McManemin
               COO - Jim Raley
               CFO - Pete Allen
               Controller - Kathy Rawlings

     3. Employees. The Operating Subsidiary anticipates offering all existing employees of Dorchester Hugoton, Ltd., Republic Royalty Company and Spinnaker Royalty Company, L.P. initially their same or similar jobs, to be initially conducted at their same locations. The parties acknowledge the likely need for additional accounting/tax personnel and land personnel. Certain key officers and supervisors of the parties, including John Dannelley and Kathy Rawlings, will be offered employment agreements with the Operating Subsidiary. The managers shall, within one year of consummation of the transaction, adopt supplemental compensation plans for employees. The cost of such plans shall be borne by the Operating Subsidiary and shall be included in Management Expenses and are therefore to be included in the 5% limit set forth in B.4. The initial officers identified in C.3 may not participate in such plans. Nothing in this paragraph, express or implied, is intended to or shall confer upon any person any rights, benefits or remedies of any nature whatsoever under or by reason of this Letter of Intent. The costs of such plans attributable to personnel whose salaries and benefits are included as a WI Expense shall also be deemed to be a WI Expense. The costs of such plans attributable to all other personnel shall be deemed to be a Management Expense. The membership agreement executed upon formation of the General Partner will include among other things an initial annual compensation budget, and, by execution of said membership agreement, the members will approve such compensation for the corresponding budget period.

E.   Other Provisions.

     1. Conditions. The Definitive Agreement will contain conditions to the obligations of the parties to consummate the Transaction, which will include, among others, (i) the consummation of the contribution to Republic Royalty Company by the NPI Owners of their interests, (ii) the requisite votes of the unitholders of Dorchester Hugoton, Ltd. and the partners of Republic Royalty Company (on a post-internal restructuring basis) and Spinnaker Royalty Company, L.P.,
     (iii) the receipt of all necessary governmental approvals and clearances,
     (iv) the receipt of independent fairness opinions by the governing bodies of Dorchester Hugoton, Ltd. and Republic Royalty Company, (v) approval for trading of the LP Units on Nasdaq or a national securities exchange, and
     (vi) effectiveness of a registration statement under the Securities Act. The parties recognize that Nasdaq or securities exchange rules (as applicable) will require the subject partnerships to provide for certain dissenters' rights of appraisal in connection with the Transaction. To the extent dissenters' rights are applicable to it, each of Dorchester Hugoton, Ltd., Republic Royalty Company and Spinnaker Royalty Company, L.P. will be responsible for the payment of its own dissenting unitholders or partners from its pre-transaction funds, which will reduce the pre-transaction funds otherwise distributable to its unitholders or partners pursuant to paragraph A.1.d, A.1.f and/or A.1.g, as applicable. If the pre-Transaction funds of a party would be insufficient to pay the dissenting unitholders or partners, then the Definitive Agreement shall include provisions relating to the actions to be taken in such circumstance.

     2. Fiduciary Out; Break-up Fee. The Definitive Agreement shall include customary provisions allowing the governing body of each party the right to exercise its fiduciary duties to consider other opportunities for transactions in lieu of the Transaction that may be presented to it, to furnish information to facilitate such opportunities and, if fiduciary duties require it, to terminate the Definitive Agreement. The Definitive Agreement shall include a provision for a break-up fee of $3,000,000. Such fee is to be paid (i) by Dorchester Hugoton, Ltd. two-thirds to Republic Royalty Company and one-third to Spinnaker Royalty Company, L.P. or (ii) by Republic Royalty Company/Spinnaker Royalty Company, L.P. (jointly and severally) to Dorchester Hugoton, Ltd., based only upon a termination of the Definitive Agreement pursuant to its terms due to one of the following actions:

          (a) failure of the entity's governing body, in the exercise of its fiduciary duties, to approve or to recommend to its unitholders or limited partners the Transaction,

          (b) failure of the entity's governing body, in the exercise of its fiduciary duties, to reaffirm its recommendation or approval of the Transaction within 3 days after a written request by another party to the Definitive Agreement to do so,

          (c) withdrawal, or modification by the entity's governing body, in the exercise of its fiduciary duties, in a manner adverse to the Transaction, of the approval or recommendation of the Transaction,

          (d) approval or recommendation, by the entity's governing body, in the exercise of its fiduciary duties, of an offer for a transaction that would be in lieu of the Transaction,

          (e) the entity's execution or public announcement of its intention, resulting from its governing body's exercise of its fiduciary duties, to execute a letter of intent or definitive agreement for a transaction that would be in lieu of the Transaction, or

          (f) the entity's failure to fulfill in any material respect any material obligation under the Definitive Agreement (provided that in the case of this clause (f), such fee would only be payable if the entity completed an alternative transaction to the Transaction within one year after such termination).

     The break-up fee will not be payable by a party (i) if the unitholders or limited partners of such party fail to approve the Transaction, (ii) if the Definitive Agreement is terminated as a result of the failure of the Transaction to close before January 2, 2003 after which date a party may terminate the Definitive Agreement due to the passage of time (unless such failure to close shall be due to a material breach of the Definitive Agreement by the party seeking to terminate), (iii) upon a termination by a party because of a breach by another party or (iv) if the reorganization of Republic Royalty Company contemplated by paragraph A.1.e does not occur; provided that none the actions in (a) through (f) above has first occurred. The Definitive Agreement will not provide for any expense reimbursement in addition to or in lieu of the break-up fee.

     3. Confidentiality. The Confidentiality Agreement previously entered into by and among Dorchester Hugoton, Ltd., Republic Royalty Company, and Spinnaker Royalty Company, L.P. shall remain in full force and effect and not be superseded hereby.

     4. Expenses. Each party shall bear its own costs and expenses in connection with this Letter of Intent and the Transaction except as otherwise agreed in the Definitive Agreement; provided, all common transaction costs (e.g., printing, pro forma accounting, filing fees, etc.) incurred after the date of this Letter of Intent shall be borne by the parties in the following proportions:

                   Dorchester Hugoton, Ltd.                  39%
                   Republic Royalty Company                  41%
                   Spinnaker Royalty Company, L.P.           20%

     5. Termination. If the Definitive Agreement shall not have been executed and delivered by the parties on or before November 1, 2001, this Letter of Intent shall terminate and be of no further force and effect, except that paragraphs E.3 and E.4 shall remain in full force and effect.

     6. Effect of Letter of Intent. The parties understand and agree that the terms set forth in this Letter of Intent do not constitute all of the material terms which will appear in the Definitive Agreement, and the respective rights and obligations of the parties remain to be defined in the Definitive Agreement, into which this Letter of Intent and all prior discussions will merge. This is a letter of intent only and is not binding upon any party hereto; provided, however that the provisions of paragraphs
     E.3 and E.4 shall be
     binding upon and enforceable by the parties when this Letter of Intent has been executed by all the parties for whom signature blocks appear below.

     7. Governing Law. This Letter of Intent has been executed and delivered in the State of Texas and shall be governed by and interpreted under the laws thereof.

     8. Alternative Structures If a more favorable transaction structure with the same basic economic benefits comes to light, the parties would evaluate it closely.

              [The remainder of this page intentionally left blank]

         IN WITNESS WHEREOF, the undersigned parties have executed this Letter of Intent on this 31st day of July, 2001.



DORCHESTER HUGOTON, LTD.

By:      P.A. Peak, Inc., General Partner



         By:      /s/ Preston A. Peak
            ----------------------------------
                  Preston A. Peak, President


REPUBLIC ROYALTY COMPANY

By:      SAM Partners, Ltd., General Partner

By:      SAM Partners, Inc., General Partner


         By:       /s/ H.C. Allen, Jr.
            ----------------------------------
                  H.C. Allen, Jr., Secretary

By:      Vaughn Petroleum, Ltd., General Partner

By:      VPL(GP), LLC, General Partner


         By:   /s/ Benny D. Duncan
            ----------------------------------
              Benny D. Duncan, Manager


SPINNAKER ROYALTY COMPANY, L.P.

By:      Smith Allen Oil & Gas, Inc., General Partner


         By:     /s/ William Casey McManemin
            ----------------------------------
              William Casey McManemin, Vice President